

March 20, 2015

Mr. Robert Coleridge
Chief Executive Officer
Indie Growers Association
311 Division St.
Carson City, NV 89703

> **Re:** **Indie Growers Association**
> **Form 8-K filed July 2, 2014**
> **Response dated February 27, 2015**
> **File No. 000-54091**

Dear Mr. Coleridge:

We have reviewed your February 27, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

1. You no longer met the criteria of Rule 3-11 of Regulation S-X upon entering into the acquisition agreements in April 2014; accordingly, audited financial statements of River Ridge Sunshine Farms LLC were required to have been filed 75 days after the date of the acquisition. Those financial statements are overdue and should be filed immediately.

2. Since you no longer met the criteria of Rule 3-11 of Regulation S-X beginning in April 2014, the interim financial statements included in the Forms 10-Q for each of the quarters ended June 30, 2014, September 30, 2014, and December 31, 2014 were required to be reviewed by your independent accountant. If you are unable to have these filings reviewed in the near term, please amend each filing to disclose prominently that the financial statements have not been reviewed by an independent accountant.

3. Please amend the financial statements in the Forms 10-Q for the quarters ended September 30, 2014 and December 31, 2014 to provide the appropriate accounting for the acquisition of River Ridge Sunshine Farms LLC and describe that accounting in a note or notes to the financial statement.

4. Please file an Item 4.01 Form 8-K to report the terminated engagement of Sadler Gibb and Associates immediately as it is overdue. You may subsequently amend the Form 8-K or file a new one when you engage a new independent accountant.

Please contact Hillary Daniels at (202) 551-3959 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc: Frederick C. Bauman, Esq.
        Bauman & Associates Law Firm